Characteristics of Receivables Portfolio

Table 12. Bills canceled/reversed per region				Table 13. Bills canceled/reversed by sales channel

	Total sum of bills	Total sum of	% over		Total sum of bills	Total sum of	% over
Region	canceled -	eligible bills -	eligible	Sales channel	canceled -	eligible bills -	eligible
	R$/thousand	R$/thousand	portfolio		R$/thousand	R$/thousand	portfolio
São Paulo	867,550	24,072,549	3.60%	Retail	1,843,427	58,530,825	3.15%
Southeast	635,068	19,987,526	3.18%	Regional clients	651,086	21,452,424	3.04%
Northeast	376,208	14,449,545	2.60%	Distributors	23,313	1,497,502	1.56%
South	367,800	12,241,133	3.00%	Domestic clients	13,791	270,169	5.10%
Mid-North	286,897	11,056,811	2.59%	Government agencies	1,906	56,644	3.37%
Total	2,533,523	81,807,563	3.10%	Total	2,533,523	81,807,563	3.10%

Page 25		Translation from Portuguese into English by an independent company.